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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         -------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 0-23760

         A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN EAGLE OUTFITTERS, INC.
                              150 Thorn Hill Drive
                            Warrendale, PA 15086-7528

      ====================================================================

                   THE PROFIT SHARING AND 401(K) PLAN NO. SS7


                           FINANCIAL STATEMENTS AS OF
                      DECEMBER 31, 2001 AND 2000 (RESTATED)
                          AND SUPPLEMENTAL SCHEDULE FOR
                      THE YEAR ENDED DECEMBER 31, 2001 AND
                          INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS
--------------------------------------------------------------------------------


Description                                                        Page Number
-----------                                                        -----------

INDEPENDENT AUDITORS' REPORTS                                          1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits
   as of December 31, 2001 and 2000 (Restated)                         2

Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2001                       3

Notes to Financial Statements and Schedules                            4-7

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Part IV, Line 4I, Schedule of
   Assets (Held at of December 31, 2001)                               8

SIGNATURE                                                              9


The following exhibit is being filed herewith:


Exhibit No.               Description                              Page Number
-----------               -----------                              -----------

    23                    Independent Auditors' Consent               11

                          INDEPENDENT AUDITOR'S REPORT



To the Plan Committee
     of The PROFIT SHARING AND 401(K) PLAN NO. SS7:

We have audited the accompanying financial statements of The Profit Sharing and 401(k) Plan No. SS7 (the "Plan") as of December 31, 2001 and 2000, and for the year ended December 31, 2001, listed in the Table of Contents. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these supplemental financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Plan restated the accompanying 2000 financial statements to include the Gramex Union Plan's net assets available for benefits.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
September 27, 2002

THE PROFIT SHARING AND 401(K) PLAN NO. SS7

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000 (RESTATED)
--------------------------------------------------------------------------------


                                                                        2000
                                                                    (AS RESTATED
                                                      2001           SEE NOTE 1)
                                                  ------------      ------------
INVESTMENTS, AT FAIR VALUE:
  Mutual funds                                    $147,558,689      $150,046,018
  Common stock                                       8,176,247        10,567,200
                                                  ------------      ------------

           Total investments, at fair value        155,734,936       160,613,218

PARTICIPANT LOANS                                    8,564,691         2,867,081

RECEIVABLES:
  Employee contributions                               509,143           690,602
  Employer matching contributions                      307,178           304,332
  Employer profit sharing contributions              1,281,754         1,794,676
                                                  ------------      ------------

           Total receivables                         2,098,075         2,789,610
                                                  ------------      ------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS            $166,397,702      $166,269,909
                                                  ============      ============


See notes to financial statements.

THE PROFIT SHARING AND 401(K) PLAN NO. SS7

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS:
  Investment income, net:
    Dividends and interest                                                     $   4,895,485
    Net realized and unrealized depreciation in fair value of investments        (16,700,704)
                                                                               -------------

           Total investment loss, net                                            (11,805,219)
                                                                               -------------

  Contributions:
    Employee                                                                      17,783,728
    Employer matching                                                              9,935,907
    Employer profit sharing                                                        1,281,754
    Rollovers                                                                      1,238,045
                                                                               -------------

           Total contributions                                                    30,239,434
                                                                               -------------

           Total additions                                                        18,434,215
                                                                               -------------

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                                   18,241,997
  Fees                                                                                64,425
                                                                               -------------

           Total deductions                                                       18,306,422
                                                                               -------------

NET INCREASE                                                                         127,793
                                                                               -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS -
  Beginning of year:
  As previously reported                                                         166,170,416
  Adjustment (Note 1)                                                                 99,493
                                                                               -------------

  As restated                                                                    166,269,909
                                                                               -------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS - End of year                           $ 166,397,702
                                                                               =============


See notes to financial statements.

THE PROFIT SHARING AND 401(K) PLAN NO. SS7

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

GENERAL - The following description of The Profit Sharing and 401(k) Plan No. SS7 (the "Plan") is provided for general information only. Interested parties should refer to the Plan document for more complete information.

The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. Heritage Trust Company is the trustee and asset custodian of the Plan; Lifestyle fund assets are in the custody of Reliance Trust Company.

Subsequent to the issuance of its 2000 financial statements, the Plan restated the 2000 accompanying financial statement as a result of the Plan omitting $99,493 of net assets available for benefits of the Gramex Corporation 401(k) Plan for Union Employees. The effect of this restatement on the accompanying 2000 financial statement is summarized as follows:

                                                                                AS PREVIOUSLY
                                                             AS RESTATED           REPORTED
                                                             -----------           --------

Net assets available for plan benefits, as restated         $ 166,269,909       $ 166,170,416
Investments at fair value                                   $ 160,613,218       $ 160,516,309
Receivables Employee Contributions                          $     690,602       $     688,018



CONTRIBUTIONS TO THE PLAN - The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 20% of his or her cash compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. Effective January 1, 2001, the $50,000 gross wages limitation in which the Company would match the employee contributions was lifted. Effective January 1, 2001 the match formula was as follows:

     EMPLOYEE CONTRIBUTION                         EMPLOYER MATCH
--------------------------------                ----------------------

             1.0 %                                      1.0 %
             2.0 %                                      2.0 %
             3.0 %                                      3.0 %
             4.0 %                                      3.5 %
             5.0 %                                      4.0 %
             6.0 %                                      4.5 %

The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 2001 was approximately $1,281,754.

INVESTMENT OPTIONS - Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of Value City Department Stores, Inc. or American Eagle Outfitters, Inc., the affiliated companies.

ELIGIBILITY AND VESTING - Employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of twenty and one-half years.

Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of plan matching participation. Participants are fully vested at the end of the fifth year of matching participation.

ALLOCATION OF INVESTMENT INCOME AND FORFEITURES - Investment income for each fund is allocated to the applicable participants' accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participants' compensation. The Plan's forfeitures are immediately available to offset employer contributions.

BENEFIT PAYMENTS - Benefits are generally payable upon the participating employee's retirement, death, disability or termination of employment and are paid as a lump-sum amount.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

VALUATION OF INVESTMENTS - Investments are stated at fair value.

Unrealized appreciation (depreciation) of assets is based on fair values at year end and fair values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the fair value of the assets at the beginning of the Plan year or cost at the time of purchase during the year.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS - Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan Committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

3.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Company adopted the proposed amendments in April 1997. The Plan has been amended since the latest determination letter. However, the Plan Administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.   INVESTMENTS

The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 2001 and 2000, are as follows:


                                                  2001             2000
                                                  ----             ----

MFS Institutional Fixed Fund                   $63,430,467      $58,231,049
Massachusetts Investors Trust Fund               9,717,069       12,451,922
Massachusetts Investors Growth Stock Fund       19,139,224       28,479,538
MFS Capital Opportunities Fund                   9,910,279       14,061,726
MFS Moderate Portfolio                           8,402,232




During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,700,704 as follows:

Mutual funds                                      $ (15,812,742)
Common stock                                           (887,962)
                                                  --------------

Total depreciation                                $ (16,700,704)
                                                  ==============


5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.       RELATED PARTY TRANSACTIONS

Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as party in interest. Additionally, as Value City Department Stores, Inc. (VCDS) and American Eagle Outfitters, Inc. are affiliated companies, the transactions in the VCDS Stock Fund and American Eagle Stock Fund qualify as party in interest. Participant loans also qualify as party in interest.

                                     ******

THE PROFIT SHARING AND 401(K) PLAN NO. SS7

FORM 5500 SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD
AT DECEMBER 31, 2001)
--------------------------------------------------------------------------------


   IDENTITY OF ISSUE, BORROWERS,                                                       NUMBER OF
      LESSOR, OR SIMILAR PARTY                  DESCRIPTION OF ASSET                     SHARES                FAIR VALUE
-------------------------------------      -----------------------------------     -------------------     -------------------


MUTUAL FUNDS:
  Reliance Trust Company                   Conservative Option Fund                       763,084              $ 8,003,498
  Reliance Trust Company                   Moderate Option Fund                           837,410                8,402,232
  Reliance Trust Company                   Aggressive Option Fund                         756,398                7,509,365
  *MFS                                     Institutional Fixed Fund                    63,450,467               63,430,467
  PIMCO                                    Total Return Fund                              231,405                2,420,500
  *MFS                                     Total Return Fund                              375,489                5,437,086
  Vanguard                                 500 Index Fund                                 292,523                5,092,820
  *MFS                                     Massachusetts Investors Trust                  586,072                9,717,069
  *MFS                                     Massachusetts Investors
                                             Growth Stock Fund                          1,484,811               19,139,224
  *MFS                                     Capital Opportunities Fund                     737,921                9,910,279
  *MFS                                     Emerging Growth Fund                           101,480                3,371,185
  Lord Abbett                              Developing Growth Fund                          55,664                  956,865
  American Funds                           New Perspectives Fund                          147,190                3,192,561
  American Funds                           Europacific Growth Fund                         36,305                  975,538
                                                                                                                   -------

           Total mutual funds                                                                                  147,558,689

COMMON STOCK:
Value City Department Stores, Inc.         Common Stock                                 1,152,275                3,184,082
American Eagle Outfitters, Inc.            Common Stock                                   220,238                4,992,165
                                                                                                                 ---------

           Total common stock                                                                                    8,176,247
                                                                                                                 ---------


TOTAL INVESTMENTS,
  AT FAIR VALUE                                                                                                155,734,936


PARTICIPANT LOANS -
*Various Participants                      Outstanding Participants Loans
                                             (with interest rates ranging from
                                             7% to 10%, with maturities
                                             through 2021)                                                       8,564,691
                                                                                                                 ---------

TOTAL                                                                                                        $ 164,299,627
                                                                                                             =============


*Denotes party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                      The Profit Sharing and 401(k) Plan No. SS7


Dated:  December 2, 2002              /s/ George Dailey
                                      ------------------------------------------
                                      By:  George Dailey
                                      Title: Plan Administrator

                   THE PROFIT SHARING AND 401(K) PLAN NO. SS7
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001

                                INDEX TO EXHIBITS
                                -----------------


Exhibit No.                  Description                            Page Number
-----------                  -----------                            -----------

      23                     Independent Auditors' Consent              11